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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                            MICROTOUCH SYSTEMS, INC.
                           (Name of Subject Company)

                            MICROTOUCH SYSTEMS, INC.
                       (Name of Person Filing Statement)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  595145 10 3
                     (CUSIP Number of Class of Securities)

                               ----------------

                              D. Westervelt Davis
                President, Chief Executive Officer and Director
                            MicroTouch Systems Inc.
                          300 Griffin Brook Park Drive
                          Methuen, Massachusetts 01844
                                 (978) 659-9000
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               ----------------

                                   Copies to:

                            William T. Whelan, Esq.
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                          Boston, Massachusetts 02111
                                 (617) 542-6000

                               ----------------

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is MicroTouch Systems, Inc., a corporation formed under the laws of the Commonwealth of Massachusetts ("MicroTouch" or the "Company"). The address of the principal executive offices of the Company is 300 Griffin Brook Park Drive, Methuen, Massachusetts 01844. The telephone number of the principal executive offices of the Company is (978) 659-9000.

   The title of the class of securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Company Rights") issued pursuant to the Rights Agreement dated as of January 19, 1996 (as amended from time to time, the "Company Rights Agreement"). As of November 10, 2000, there were 6,491,823 shares of Common Stock outstanding and 1,755,486 shares of Common Stock issuable upon exercise of outstanding stock options of the Company.

Item 2. Identity and Background of Filing Person.

   This Schedule 14D-9 is being filed by the subject company, MicroTouch Systems, Inc. The contact information for the Company is listed in Item 1 above.

   This Schedule 14D-9 relates to the tender offer by Equinox Acquisition, Inc., a corporation formed under the laws of the Commonwealth of Massachusetts (the "Purchaser") and a wholly-owned subsidiary of Minnesota Mining and Manufacturing Company, a corporation formed under the laws of the State of Delaware ("3M"), disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser and 3M (the "Schedule TO"), dated November 17, 2000, offering to purchase all outstanding shares of the Common Stock (including the associated Company Rights) at a purchase price of $21.00 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2000 and filed as Exhibit
(a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 13, 2000, among 3M, the Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with the Company (the "Merger"). Following the effective time (the "Effective Time") of the Merger, the Merger Agreement provides that the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of 3M. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of 3M and the Purchaser are located at 3M Center, St. Paul, Minnesota 55144.

   All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, 3M or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by the Purchaser or 3M or obtained from reports or statements filed by the Purchaser or 3M with the Commission, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the

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"Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in the response to this
Item 3 or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) the Purchaser or 3M, or their respective executive officers, directors or affiliates.

The Merger Agreement. 3M, the Purchaser and the Company have entered into the Merger Agreement. A summary of the terms of the Offer and the Merger Agreement is incorporated herein by reference to the Introduction and Section 13 of the Offer to Purchase, which is being mailed to shareholders together with this
Schedule 14D-9 and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and incorporated herein by reference.

Confidential Disclosure Agreement. The Company and 3M entered into a Confidential Disclosure Agreement dated September 27, 2000 (the "Confidential Disclosure Agreement"). Pursuant to the Confidential Disclosure Agreement, 3M and its representatives agreed to keep confidential certain information provided by the Company or its representatives. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidential Disclosure Agreement. The foregoing description is qualified in its entirety by reference to the Confidential Disclosure Agreement, which is filed as Exhibit (e)(2) and incorporated herein by reference.

Stock Option Agreement. The Company and 3M entered into a Stock Option Agreement, dated as of November 13, 2000 (the "Option Agreement"). Under the Option Agreement, the Company has granted to Parent an unconditional, irrevocable option (the "Option") to purchase up to 1,291,873 fully paid and nonassessable shares of Common Stock, at a price of $21.00 per share, or, if higher, the highest price offered by Purchaser in the Offer; provided that, in no event shall the number of Shares for which the Option is exercisable exceed 19.9% of the Company's issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the option. A summary of the terms of the Option Agreement is incorporated herein by reference to the Introduction and Section 13 of the Offer to Purchase, which is being mailed to shareholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the Option Agreement, which is filed as Exhibit (e)(4) and incorporated herein by reference.

Shareholders Agreement. 3M, the Purchaser, and certain officers and directors of the Company have entered into a Shareholders Agreement, dated as of November 13, 2000 (the "Shareholders Agreement"). Under the Shareholders Agreement, each of the officers and directors of the Company identified on Schedule A thereto agreed to tender all of his respective shares of Common Stock in the Offer, and not to withdraw such shares from the Offer unless the Offer or the Merger Agreement is terminated. A summary of the terms of the Shareholders Agreement is incorporated herein by reference to the Introduction and Section 13 of the Offer to Purchase, which is being mailed to shareholders together with this
Schedule 14D-9 and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the Shareholders Agreement, which is filed as Exhibit (e)(3) and incorporated herein by reference.

Effects of the Offer and the Merger under Company Stock Plans; Certain Other Arrangements.

   Stock Options. The Merger Agreement provides that the Company will take the following actions with respect to the options to purchase shares of Common Stock issuable under its 1992 Equity Incentive Plan, 1994 Directors Stock Option Plan and 1998 Employee and Consultant Non-Qualified Stock Option Plan (collectively, the "Company Options"):

  . all of such options outstanding as of the date of the Merger Agreement will become fully vested and immediately exercisable upon the satisfaction of the Minimum Tender Condition (as defined below),


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  .  each Company Option still outstanding at the Effective Time of the
     Merger will be converted into the right to receive in cash an amount equal to the Net Gain (as defined below) attributable to such Company Option, and

  . each of the Company's stock option plans and all of the Company Options outstanding under those plans will be terminated effective as of the closing date of the Merger, subject to the right of the holders of Company Options to receive the Net Gains attributable to their Company Options.

   The "Minimum Tender Condition" will be satisfied if there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock, together with shares of Common Stock owned by 3M or Purchaser, if any, which would represent at least a majority of the outstanding shares of Common Stock (determined on a fully diluted basis for all outstanding stock options, convertible securities and any other rights to acquire Common Stock on the date of purchase).

   "Net Gain" on a Company Option is the product of (x) the excess of the merger consideration over the exercise price per share of such Company Option, and (y) the number of shares subject to such Company Option.

   Employee Stock Purchase Plan. The Merger Agreement also provides that the Company will cause each option in effect under the 1995 Employee Stock Purchase Plan (the "ESPP") to be exercised as of the closing date of the Merger, and cause the ESPP and all of the options outstanding under the ESPP to be terminated effective as of the closing date, subject to the right of the option holders to receive the merger consideration for the shares of Common Stock they become entitled to receive upon the exercise of their options.

   401(k) Plan. The Company will merge its 401(k) plan (the "401(k) Plan") with the Minnesota Mining and Manufacturing Company Voluntary Investment Plan and Employee Stock Ownership Plan (the "VIP"), effective as soon as administratively practicable, but in any event at a time agreed upon by 3M and the Surviving Corporation. Employees of the Surviving Corporation will be allowed to continue their participation in the 401(k) Plan until that Plan is merged into the VIP.

   Indemnification. 3M will maintain the Company's current directors and officers insurance policies in effect for not less than six years after the Effective Time, if such insurance is obtainable with respect to acts or failures to act prior to the Effective Time, including acts relating to the transactions contemplated by the Merger Agreement. This obligation is subject to the provision that 3M shall not be required to maintain or obtain coverage except to the extent such coverage can be provided at an annual cost that is no greater than two times the most recent annual premium paid by the Company prior to the date of the Merger Agreement (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained or can be obtained only by paying an annual premium greater than the Cap, 3M shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

   From and after the Effective Time, 3M shall indemnify and hold harmless to the fullest extent permitted under applicable law, the officers and directors of the Company or any of its subsidiaries against losses, damages, liabilities, costs or expenses relating to acts or omissions by them in their capacities as officers and directors of the Company, which acts or omissions occurred prior to the Effective Time. In the event of any such claim, action, suit, proceeding or investigation, 3M shall control the defense of such Action with counsel selected by 3M, which counsel shall be reasonably acceptable to the Indemnified Party; provided, however, that the Indemnified Party shall be permitted to participate in the defense of such Action through counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to 3M, at the Indemnified Party's expense.

   The Surviving Corporation in the Merger shall keep in effect all provisions in its articles of organization and by-laws that provide for exculpation of director and officer liability and indemnification of the past and present officers and directors of the Company to the fullest extent permitted by law, and such provisions may

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not be amended except as either required by applicable law or to make changes permitted by law that would enhance the rights of past or present officers and directors to indemnification or advancement of expenses.

   If the Surviving Corporation in the Merger or any of its respective successors or assigns consolidates with or merges into any other corporation or other entity and is not the continuing or surviving corporation or entity of the consolidation or merger, or transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then provisions will be made so that the successors and assigns of the Surviving Corporation assumes all of the indemnification obligations described above.

Potential Conflicts of Interest.

   Certain directors and executive officers of the Company have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized below.

   The executive officers and directors of the Company who hold options will receive the Net Gain for their options on the same terms and conditions as are applicable to all other holders of Company Options. As of October 31, 2000, the directors and executive officers of the Company held options to acquire an aggregate of 962,500 options, with exercise prices ranging from $1.75 to $26.50 per share.

   Executive officers and directors of the Company who tender their shares in the Offer will receive the same offer price on the same terms as set forth in the Offer to Purchase. As of October 31, 2000, the directors and executive officers of the Company owned an aggregate of 717,876 shares of Common Stock. Assuming all members of the Board of Directors and all executive officers tender their shares in the Offer, they would receive an aggregate of $15,075,396 in exchange for their shares.

   The executive officers and directors of the Company are also covered by indemnification arrangements with the Company and, following the merger, with 3M. See "Indemnification", above.

   The Company has also agreed to assist 3M in (i) identifying key employees of the Company and its subsidiaries, which are expected to include certain of the current executive officers and directors of the Company, whose continued employment following the Closing Date should be covered by individual employment agreements, and (ii) designing the provisions of such agreements; provided, however, that the surviving corporation of the Merger shall have the final authority to decide which of the Company's employees will be offered such employment agreements. The Company will use reasonable commercial efforts to convince such key employees to enter into such individual employment agreements on or prior to the Closing Date.

   Further, the Company will assist 3M in (i) identifying those key employees of the Company and its subsidiaries, which are expected to include certain of the current executive officers and directors of the Company, who should be eligible for retention bonuses/compensation as an incentive for them to continue their employment following the Closing Date, and (ii) designing the terms and conditions of such retention bonuses/compensation; provided, however, that the surviving corporation of the Merger shall have the final authority to decide both the employees eligible for such retention bonuses/compensation as well as the terms and conditions of such bonuses/compensation.

Item 4. The Solicitation or Recommendation.

 Position of the Board of Directors.

   At a meeting held on November 9, 2000, the Board of Directors of the Company unanimously:

  . determined that the terms of the Offer, the Merger, the Option Agreement and the Merger Agreement are advisable, fair to, and in the best interests of, the Company and the shareholders of the Company,

  . approved the Merger Agreement, the Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, and

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  .  determined to recommend that the Company's shareholders accept the
     Offer, tender their Common Stock pursuant thereto, and approve and adopt the Merger Agreement.

   This recommendation is based in part on an opinion of Broadview International LLC ("Broadview"), an investment banking firm and the Company's financial advisor in connection with the Offer and the Merger, to the Board of Directors of the Company to the effect that the consideration to be received by the Company's shareholders in the Offer and the Merger is fair to such shareholders from a financial point of view. This opinion was confirmed by a written opinion by Broadview dated November 13, 2000 (the "Fairness Opinion"). The Fairness Opinion contains a description of the procedures followed, matters considered, assumptions made and limitations on the review undertaken by Broadview in rendering its opinion. The full text of the Fairness Opinion is set forth in Annex A of this Schedule 14D-9 and is attached as Exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by reference. Shareholders are urged to read the Fairness Opinion in its entirety. Broadview has consented to the inclusion of the Fairness Opinion as an exhibit hereto.

 Background; Reasons for the Board of Directors' Recommendation.

   The market for the Company's products, touchscreens for computers, is characterized by rapidly evolving technology and short product lives with intense price competition. The Company competes against several larger companies including Tyco Incorporated, Samsung Display Devices, Matsushita Electric Industrial Co., Ltd. and Nissha Printing Company. Several of the Company's competitors have greater financial, technical, manufacturing, and marketing resources than the Company. The Company believes that these market conditions and other factors have caused the Company to experience volatility in its financial results from quarter to quarter during the past two fiscal years. From time to time during 1999, the directors of the Company discussed the possibility of pursuing joint business arrangements with other touchscreen companies, including possible business combinations.

   As a result of the foregoing market conditions and other factors, in November 1999, the Company sought to retain a financial advisor to assist management and the Company's Board of Directors in the analysis of potential strategic opportunities. On January 16, 2000, the Board of Directors of the Company approved the retaining of Broadview. Over the following eleven months, Broadview conducted a review of the opportunities available to the Company and had discussions with approximately six different potential merger partners. These contacts included many of the world's leading computer peripheral companies. The contacts eventually resulted in three indications of interest.

   In particular, Broadview made contact with representatives from a third party in February 2000 to determine that party's possible interest in acquiring the Company. On March 10, 2000, representatives from the Company, the third party and Broadview met to discuss a possible combination of the touchscreen operations of the third party and the Company. In August 2000 the third party conducted due diligence, and Broadview and the third party commenced discussions with respect to a possible transaction between the parties.

   On September 8, 2000, the third party made a proposal for an acquisition of the Company and the Company's Board of Directors instructed Broadview to continue to negotiate specific terms for a potential transaction. This proposal was later rejected by the Company in light of its discussions with 3M, which had commenced shortly before the receipt of this proposal.

   On August 18, 2000, representatives of Broadview contacted Mr. Andrew Wong, Division Vice President of the Optical Systems Division at 3M, to discuss 3M's interest in pursuing an acquisition of MicroTouch. On August 30, 2000, representatives of 3M, including Mr. Wong, Mr. Terrance Jones, Business Director--Electronic Display Lighting Division, and Mr. John Barkholtz, Business Development Manager, visited the Company at its headquarters in Methuen, Massachusetts. Also attending this meeting were representatives from the Company, including the Chief Executive Officer, Mr. D. Westervelt Davis; the Vice President--Engineering, Mr. Robert Becker; and Mr. David Montanari, the Company's Director of Finance, and representatives from Broadview, including Mr. Tony Aquilina and Mr. Mickey Commar. The meeting lasted seven hours and covered the

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backgrounds of both 3M and MicroTouch regarding their operations in touchscreens. At the end of the meeting, both parties indicated an interest in further discussions and they agreed that MicroTouch would provide 3M with various documents in response to 3M's inquiries.

   On August 22, 2000, the Company and 3M entered into a confidential disclosure agreement under which 3M could receive and evaluate confidential information relating to the financial condition and general business operations of the Company. This agreement did not govern the disclosure of confidential technical information.

   Starting on August 30, 2000 and continuing through September 14, 2000, additional documents were sent to 3M by MicroTouch, and 3M began its preliminary due diligence review of MicroTouch. On Friday, September 15, 2000, two representatives from the Company, Mr. Davis and Mr. Geoffrey Clear, Vice President--Finance & Administration, along with Mr. Aquilina from Broadview, traveled to 3M's headquarters in St. Paul, Minnesota to discuss further the possible combination of 3M and the Company's touchscreen operations. The three individuals from MicroTouch met with four individuals from 3M: Mr. Andrew Wong, Mr. John Barkholtz, Mr. Don Nielsen, Finance Manager, and Ms. Elisabeth Lemieux, Senior Analyst. Mr. Wong led the discussions for 3M and emphasized the cultural and strategic synergies between the two companies. Mr. Davis led the discussions for MicroTouch and emphasized certain aspects of the Company's operations and technological portfolio that had not been emphasized during the previous meeting in August. At the end of the day, 3M presented the Company's representatives with a draft letter including an offer of $18 per share for the Company's fully diluted shares.

   Over the weekend following the meeting in St. Paul, representatives of Broadview, MicroTouch and 3M held discussions centering on the valuation of MicroTouch. Broadview proposed that 3M increase its offer from $18 per share to $21 per share, and include in its offer the additional value to be derived from potential tax benefits relating to tax loss carryforwards and MicroTouch's ownership of a building and land in Methuen, Massachusetts. 3M counter-offered with $21 per share, at which point MicroTouch agreed to take 3M's offer to its Board of Directors for discussion. On September 20, 2000, Broadview presented an analysis of this offer and the third party's offer to MicroTouch's Board. After discussing the analysis, the Board decided to continue negotiations with 3M.

   On September 27 and 28, 2000, representatives from the Company, 3M and financial advisors from both parties met at the offices of the Company's legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., in Boston, Massachusetts to discuss the Company's operations and to conduct a due diligence review. The parties also negotiated various aspects of the proposed business transaction. At the start of the meeting on September 27, the parties executed a second confidentiality agreement governing the receipt by either party of any confidential information of the other party, including confidential technical information. This agreement also contained non-solicitation covenants by both parties.

   The discussions in Boston led to the execution of an exclusivity agreement on October 6, 2000 pursuant to which, subject to certain exceptions, the Company agreed to refrain from negotiating a business combination with any party other than 3M until October 25, 2000. The term of this exclusivity agreement was subsequently extended through November 3, 2000.

   From October 2, 2000 through October 19, 2000, 3M's representatives and advisors met with various representatives and advisors of the Company to review the Company's business plans and operations. In addition, from October 2, 2000 through November 3, 2000, 3M and its advisors conducted legal, environmental, business and financial due diligence.

   On October 19 and 20, 2000, representatives of 3M and the Company and their respective legal and financial advisors met at 3M's offices in St. Paul, Minnesota to negotiate the Merger Agreement, Option Agreement and Shareholders Agreement. These negotiations continued telephonically until November 3, 2000, at which time the documents were finalized, subject to minor revisions over the next several days.


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   On November 9, 2000, the Company's Board of Directors approved the Offer, the Merger, the Merger Agreement, the Option Agreement, and the other transactions contemplated thereby.

   On November 13, 2000, 3M's Board of Directors approved the Offer, the Merger, the Merger Agreement, the Option Agreement, the Shareholders Agreement, and the other transactions contemplated thereby.

   On November 13, 2000, 3M, Purchaser and the Company executed the Merger Agreement, 3M and the Company executed the Option Agreement, and 3M, Purchaser and certain officers and directors of the Company executed the Shareholders Agreement.

   On November 13, 2000, 3M and the Company issued a joint press release announcing the execution of the Merger Agreement and the related agreements.

   On November 17, 2000, in accordance with the Merger Agreement, 3M commenced the Offer. During the Offer, the Company intends to have ongoing contacts with 3M and its employees and advisors.

Reasons for the Company Board's Recommendations; Factors Considered

   In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement, the Board of Directors considered a number of factors including, but not limited to, the following:

   1. The historical market prices, price to earnings ratios and other multiples, recent trading activity and trading range of the Common Stock, including the fact that the Offer Price represents (i) a premium of approximately 56% over the $13.4375 closing price of the Common Stock on NASDAQ on November 8, 2000, the last full trading day prior to the Board's meeting to approve the Offer and the Merger and (ii) a premium of approximately 250% over the $6.00 closing price of the Common Stock on NASDAQ on October 6, 2000, the date in the last twelve months on which the shares of the Common Stock had their lowest closing price.

   2. The existence of complementary products and the perceived cultural and strategic fit among the Company, 3M, and other recently acquired divisions of 3M, including Dynapro and the Polaroid KE polarizer business. Management of the Company and the Board expect these factors will ease integration of the Company into 3M following the Merger.

   3. The ability of the Company to take advantage of 3M's well-regarded manufacturing capabilities and relationships with component manufacturers, depth of research and development, and resources.

   4. The Fairness Opinion of Broadview delivered at the meeting of the Board of Directors held on November 9, 2000. The full text of the written opinion dated as of November 13, 2000 of Broadview which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Schedule 14D-9 and is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. Holders of shares of Common Stock are urged to read such opinion carefully and in its entirety.

   5. The need to respond to changes in the touchscreen market, as described by management of the Company, that would make it more difficult for an independent company with fewer resources than its competitors to succeed, including the increasing expense of necessary capital equipment, risks of investing in new technologies, and the demands of sophisticated OEM customers.

   6. The fact that no other party had presented the Company with an acquisition proposal that would be more favorable to the Company and its shareholders than the Offer and the Merger.

   7. The fact that the Offer and the Merger provide for a cash tender offer for all shares of Common Stock, to be followed by the Merger for the same consideration, thereby enabling the Company's shareholders

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promptly to obtain the benefits of the transaction in the form of cash in exchange for their shares of Common Stock.

   8. The fact that 3M's and the Purchaser's obligations under the Offer are not subject to any financing condition, and the financial strength of 3M.

   9. The terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of 3M and the Purchaser to terminate the Offer or the Merger Agreement.

     10. The extensive arms-length negotiations between the Company and 3M that resulted in the $21.00 per share price.

    11. The ability of the Board under the Merger Agreement, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal that is reasonably likely to result in a superior proposal and to withdraw its recommendation of the Merger in favor of a superior unsolicited acquisition proposal.

     12. The Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior acquisition proposal, provided that, prior to such termination, the Company must have paid 3M a fee of $9 million.

     13. The parties' agreement to accelerate the vesting of all options held by the Company's employees prior to the closing of the Offer, and to allow optionholders to receive the Net Gain in exchange for their options.

     14. The expressed intention of 3M to retain substantially all of the employees of the Company in their present or equivalent positions after the merger.

     15. The availability of dissenters' appraisal rights under Massachusetts law in connection with the Merger for shareholders who do not tender their shares in the Offer or vote in favor of the Merger.

   The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

 Intent to Tender.

   To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all shares of Common Stock held of record or beneficially by them pursuant to the Offer. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

 Opinion of Financial Advisor.

   Pursuant to a letter agreement dated as of January 16, 2000, Broadview was engaged to act as financial advisor to the MicroTouch board and to render an opinion to the MicroTouch board regarding the fairness of the Offer Price, from a financial point of view, to MicroTouch stockholders. The MicroTouch board selected Broadview to act as financial advisor based on Broadview's reputation and experience in the information technology, communication and media sectors and the peripheral and sub-system industry in particular. At the meeting of the MicroTouch board on November 9, 2000, Broadview rendered its oral opinion that, as of

November 9, 2000, based upon and subject to the various factors and assumptions, the Offer Price was fair, from a financial point of view, to MicroTouch stockholders. Broadview sent written confirmation on November 13, 2000, that as of such date, based upon and subject to the various factors and assumptions, the Offer Price was fair from a financial point of view, to MicroTouch stockholders.

   Broadview's opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached as Annex A to this Schedule 14D-9. MicroTouch stockholders are urged to, and should, read the Broadview opinion carefully and in its entirety. The Broadview opinion is directed to the MicroTouch board and addresses only the fairness of the Offer Price from a financial point of view to the holders of shares of MicroTouch common stock as of the date of the opinion. The Broadview opinion does not address any other aspect of the Merger and does not constitute a recommendation to any holder of MicroTouch common stock as to whether or not to tender their shares to 3M. The summary of the Broadview opinion set forth in this proxy statement, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

   In connection with rendering its opinion, Broadview, among other things:

  -- reviewed the terms of the Agreement;

  -- reviewed certain publicly available financial statements and other information of MicroTouch, respectively;

  -- reviewed certain internal financial and operating information (including certain preliminary financial results and projections) for MicroTouch prepared for and provided to Broadview by MicroTouch management;

  -- participated in discussions with MicroTouch management concerning the operations, business strategy, current financial performance and prospects for MicroTouch;

  -- discussed with MicroTouch management its view of the strategic rationale for the Merger;

  -- reviewed the reported closing prices and trading activity for MicroTouch common stock;

  -- compared certain aspects of the financial performance of MicroTouch with public companies Broadview deemed comparable;

  -- analyzed available information, both public and private, concerning other mergers and acquisitions Broadview believed to be comparable in whole or in part to the Merger;

  -- participated in negotiations and discussions related to the Merger with MicroTouch, 3M and their respective financial and legal advisors; and

  -- conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

   In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the Agreement, that was publicly available or furnished to Broadview by MicroTouch. With respect to the financial projections examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of MicroTouch as to the future performance of MicroTouch. Broadview also assumed that MicroTouch was not currently involved in any material transaction as of the date of Broadview's opinion other than the Merger, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses.

   Broadview did not make or obtain any independent appraisal or valuation of any of MicroTouch's assets. Broadview's opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of November 13, 2000, and any change in such conditions since that date would require a reevaluation of Broadview's opinion.

   The following is a brief summary of the sources of information and valuation methodologies employed by Broadview in rendering Broadview's opinion. These analyses were presented to the MicroTouch board at its meeting on November 9, 2000, and were presented to the board in written form on November 13, 2000. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

MicroTouch Stock Performance Analysis -- Broadview compared the recent stock performance of MicroTouch with that of the S&P 500 and the "MicroTouch Public Company Comparables Index". The MicroTouch Public Company Comparables Index is comprised of North American public companies that Broadview deemed comparable to MicroTouch's business. Broadview selected companies competing in the hardware peripheral and sub-system industry with revenues between $25 million and $250 million and revenue growth less than 10% for the last reported twelve months. The MicroTouch Public Company Comparables Index consists of the following companies: MTI Technology Corporation; Pacific Aerospace & Electronics, Inc.; TransAct Technologies, Inc.; Video Display Corporation; Boundless Corporation; OSI Systems, Inc.; PSC, Inc.; Exabyte Corporation; Key Tronic Corporation; and Printronix, Inc.

Public Company Comparables Analysis -- Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of MicroTouch's business with publicly available information for the companies comprising the MicroTouch Public Company Comparables Index. While earnings-based multiples are metrics often used to value public companies, they were not used in this analysis since neither MicroTouch's business nor the majority of the public company comparables is currently profitable. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports and financial projections prepared by MicroTouch management.

   In analyzing the MicroTouch business, trailing multiples for MicroTouch's public company comparables were derived from public filings. These multiples were then applied to MicroTouch's own trailing twelve month revenue metrics.

   The following table presents, as of November 13, 2000, the median multiples and the range of multiples for the MicroTouch Public Company Comparables Index of total market capitalization (defined as equity market capitalization plus total debt minus cash and cash equivalents) divided by selected operating metrics:

                                            Median Multiple Range of Multiples
                                            --------------- ------------------
   Total Market Capitalization to Last
    Twelve Months Revenue..................      0.64x        0.26x - 0.98x
   Total Market Capitalization to Last
    Twelve Months Gross Profit.............      2.66x        0.85x - 5.61x

   The following table presents, as of November 13, 2000, the median implied per share values and the range of implied per share values of MicroTouch's common stock, calculated by using the multiples shown above and the appropriate MicroTouch operating metric:

                                                 Median Implied    Range of
                                                     Value      Implied Values
                                                 -------------- --------------
   Total Market Capitalization to Last Twelve
    Months Revenue..............................     $16.86     $7.64 - $25.36
   Total Market Capitalization to Last Twelve
    Months Gross Profit.........................     $18.51     $6.87 - $37.62

   No company utilized in the public company comparables analysis as a comparison is identical to MicroTouch. In evaluating the comparables, Broadview made numerous assumptions with respect to the peripheral and sub-system hardware industry performance and general economic conditions, many of which are beyond the control of MicroTouch. Mathematical analysis, such as determining the median, average, or range, is not in itself a meaningful method of using comparable company data.

Transaction Comparables Analysis -- Broadview considered ratios of equity purchase price, adjusted for the seller's cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that they considered similar to the Merger. Broadview selected these transactions by choosing recent transactions involving sellers in the peripheral and sub-system hardware industry with equity considerations greater than $25 million and less than $250 million. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. These transactions consisted of the acquisition of:

[_]Integrated Sensor Solutions, Inc.      [_]Control Devices, Inc. by First
   by Texas Instruments, Inc.;               Technology Plc;


[_]Percon, Inc. by PSC, Inc.;             [_]Advanced Input Devices
                                             Corporation by Esterline
                                             Technologies Corporation;

[_]Zing Technologies, Inc. by
   International Rectifier
   Corporation;

                                          [_]Dexter Corporation (PCB Business)
                                             by Cookson Group Plc;


[_]Aureal, Inc. by Creative
   Technology Ltd.;                       [_]Acme Electric Corporation by Key
                                             Components, LLC;

[_]BI Technologies Corporation
   (subsidiary of Emerson Electric
   Company) by TT Group Plc; and

                                          [_]ADFlex Solutions, Inc. by
                                             Innovex, Inc.

   The following table presents, as of November 13, 2000, the median multiple and the range of multiples of Adjusted Price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller's revenue in the last reported twelve months prior to acquisition for the transactions listed above:

                                           Median Multiple Range of Multiples
                                           --------------- ------------------
   Adjusted Price to Last Reported Twelve
    Months Revenue........................      1.00x        0.48x - 2.36x

   The following table presents, as of November 13, 2000, the median implied per share value and the range of implied per share values of MicroTouch's common stock, calculated by multiplying the multiples shown above by the appropriate MicroTouch operating metric for the twelve months ended September 30, 2000:

                                               Median Implied    Range of
                                                   Value      Implied Values
                                               -------------- ---------------
   Adjusted Price to Last Reported Twelve
    Months Revenue............................     $23.28     $11.68 - $53.05

   No transaction utilized as a comparable in the transaction comparables analysis is identical to the Merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the peripheral and sub-system hardware industry's performance and general economic conditions, many of which are beyond the control of MicroTouch or 3M. Mathematical analysis, such as determining the average, median, or range, is not in itself a meaningful method of using comparable transaction data.

Transaction Premiums Paid Analysis -- Broadview considered the premiums paid above a seller's share price in order to determine the additional value strategic and financial acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions involving publicly-held hardware companies. Broadview selected these transactions from its proprietary database by choosing recent transactions with an equity purchase price between $25 million and $250 million. These transactions consisted of the acquisition of:

[_]CFM Technologies, Inc. by Mattson      [_]SEEQ Technology, Inc. by LSI
   Technology, Inc.;                         Logic Corporation;


[_]AmeriLink Corporation by Tandy         [_]Artecon, Inc. by Box Hill Systems
   Corporation;                              Corporation;


[_]Mylex Corporation by International     [_]Teltrend Corporation by Westell
   Business Machines Corporation;            Technologies, Inc.;


[_]Milltronics Ltd. by Siemens Canada     [_]Integrated Sensor Solutions, Inc.
   Ltd.;                                     by Texas Instruments, Inc.;


[_]ACT Networks, Inc. by Clarent          [_]Faroudja, Inc. by Sage, Inc.;
   Corporation;


                                          [_]Loronix Information Systems, Inc.
[_]Nogatech, Inc. by Zoran                   by Comverse Technology, Inc.;
   Corporation;


                                          [_]Equinox Systems, Inc. by Avocent
[_]Trident International, Inc. by            Corporation;
   Illinois Tool Works, Inc.;


                                          [_]Vertex Communications Corporation
[_]Moore Products Co. by Siemens             by TriPoint Global
   Energy and Automation, Inc.               Communications, Inc.;
   (subsidiary of Siemens AG);


                                          [_]Align-Rite International, Inc. by
[_]Texas Micro, Inc. by RadiSys              Photronics, Inc.;
   Corporation;


                                          [_]Brite Voice Systems, Inc. by
[_]TriStar Aerospace Co. by                  InterVoice, Inc.;
   AlliedSignal, Inc.;


                                          [_]Digital Origin, Inc. by Media
[_]Centigram Communications                  100, Inc.;
   Corporation by ADC
   Telecommunications, Inc.;

                                          [_]Plasma-Therm, Inc. by Oerlikon-
                                             Buhrle Holding AG;

[_]Ferrofluidics Corporation by
   Ferrotec Corporation;

                                          [_]Hello Direct, Inc. by GN Great
                                             Nordic Ltd.;

[_]Powerhouse Technologies, Inc. by
   Anchor Gaming, Inc.;

                                          [_]Percon, Inc. by PSC, Inc.;


[_]Splash Technology Holdings, Inc.       [_]Cerprobe Corporation by Kulicke &
   by Electronics for Imaging, Inc.;         Soffa Industries, Inc.;


[_]AG Associates, Inc. by STEAG           [_]Aydin Corporation by L-3
   Electronic Systems GmbH;                  Communications Holdings, Inc.;


[_]Kofax Image Products, Inc. by          [_]Acme Electric Corporation by Key
   Dicom Group Plc;                          Components, LLC;


[_]Instron Corporation by Kirkland        [_]Microwave Power Devices, Inc. by
   Capital Partners;                         Ericsson;


[_]Zing Technologies, Inc. by             [_]Control Devices, Inc. by First
   International Rectifier                   Technology Plc;
   Corporation;


                                          [_]OpenROUTE Networks, Inc. by
[_]Robinson Nugent, Inc. by Minnesota        NETRIX Corporation;
   Mining & Manufacturing Co.;


                                          [_]Diamond Multimedia Systems, Inc.
[_]Intek Global Corporation by               by S3, Inc.;
   Securicor Group Plc;


                                          [_]Able Telcom Holding Corporation
[_]SpecTran Corporation by Lucent            by Bracknell Corporation; and
   Technologies, Inc.;

[_]ADFlex Solutions, Inc. by Innovex,
   Inc.;

[_]HMT Technology Corporation by
   Komag, Inc.;

   The following table presents, as of November 13, 2000, the median premium and the range of premiums for these transactions calculated by dividing:

  (1) the offer price per share minus the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

  (2) the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction:

                                                Median Premium Range of Premiums
                                                -------------- -----------------
   Premium Paid to Seller's Share Price
    1 Trading Day Prior to Announcement .......      36.0%      (25.6)% - 78.4%
   Premium Paid to Seller's Share Price
    20 Trading Days Prior to Announcement......      57.6%      (18.3)% - 161.5%

   The following table presents the median implied value and the range of implied values of MicroTouch's stock, calculated by using the premiums shown above and MicroTouch's share price 20 trading days and one trading day prior to November 13, 2000:

                                                 Median Implied    Range of
                                                     Value       Implied Values
                                                 -------------- ---------------
   Premium Paid to Seller's Share Price
    1 Trading Day Prior to Announcement.........     $23.63     $12.93 - $31.00
   Premium Paid to Seller's Share Price
    20 Trading Days Prior to Announcement.......     $11.42     $ 5.92 - $18.96

   No transaction utilized as a comparable in the transaction premiums paid analysis is identical to the Merger. In evaluating the comparables, Broadview made numerous assumptions with respect to hardware industry performance and general economic conditions, many of which are beyond the control of MicroTouch or 3M. Mathematical analysis, such as determining the average, median, or range is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis -- Broadview examined the value of MicroTouch based on projected free cash flow estimates for MicroTouch on a standalone basis. A discounted cash flow analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flow. The free cash flow estimates were generated from financial projections from December 31, 2000 through December 31, 2004, which were prepared by Broadview and approved by MicroTouch Management. A preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of the company. A range of terminal values at December 31, 2004 was determined by ascribing long-term growth rates, which ranged from 2.00% to 5.00%, to the annual free cash flow for the twelve months ending December 31, 2004. Broadview calculated a discount rate of 20.00% based on the Capital Asset Pricing Model ("CAPM") using MicroTouch's capital-structure adjusted beta, and then adjusting for the risk inherent in Management's internal projections.

   The following table presents the median implied value and the range of implied values of MicroTouch's stock, as of November 13, 2000, calculated by using the discounted cash flow analysis described above:

                                                 Median Implied    Range of
                                                     Value       Implied Values
                                                 -------------- ---------------
   Discounted Cash Flow Analysis
    Using a 20% Discount Rate...................     $18.85     $17.72 - $20.18

   In connection with the review of the Merger by the MicroTouch board, Broadview performed a variety of financial and comparative analyses. The summary set forth above does not purport to be a complete description of the analyses performed by Broadview in connection with the Merger.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

   In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of MicroTouch. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The Offer Price pursuant to the Agreement and other terms of the Agreement were determined through arm's length negotiations between MicroTouch and 3M, and were approved by the MicroTouch board. Broadview provided advice to the MicroTouch board during such negotiations; however, Broadview did not recommend any specific consideration to the MicroTouch board or that any specific consideration constituted the only appropriate consideration for the Merger. In addition, Broadview's opinion and presentation to the MicroTouch board was one of many factors taken into consideration by the MicroTouch board in making its decision to approve the Merger. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the MicroTouch board with respect to the value of MicroTouch or of whether the MicroTouch board would have been willing to agree to a different consideration.

   Upon consummation of the Merger, MicroTouch will be obligated to pay Broadview a transaction fee of approximately $2,138,159. Broadview is also entitled to receive from MicroTouch a fairness opinion fee equal to up to 20% of the transaction fee. The fairness opinion fee will be credited against the transaction fee payable by MicroTouch upon completion of the Merger. In addition, MicroTouch has agreed to reimburse Broadview for its reasonable expenses, including fees and expenses of its counsel, and to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which MicroTouch and Broadview believe are customary in transactions of this nature, were negotiated at arm's length between MicroTouch and Broadview, and the MicroTouch Board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the Merger.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

   Pursuant to a letter agreement dated as of January 16, 2000, the Company retained Broadview to evaluate strategic alternatives for the Company. The Company instructed Broadview to study its existing corporate strategy and to consider all possible alternatives, including a sale of capital stock or assets, merger, consolidation, recapitalization, strategic joint venture, partnership or similar transaction. The Board of Directors retained Broadview based upon Broadview's qualifications, experience and expertise. Broadview is an internationally recognized mergers and acquisitions advisor and private equity investor. Broadview, as part of its advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

   Pursuant to the Company's letter agreement with Broadview, the Company paid Broadview a commitment fee of $50,000. Upon consummation of a change in control of the Company, the Company also agreed to pay to Broadview a fee at the closing equal to 1.35% of all consideration up to $250 million and 1.0% of the consideration in excess of $250 million, with a minimum fee payable of $500,000. Up to 20% of the total fee payable as described in the prior sentence was due upon delivery of the fairness opinion, which amount is credited against the total fee payable by the Company at closing. The Company has also agreed to reimburse Broadview for its reasonable out of pocket costs and expenses, including, without limitation, the fees of its counsel, in connection with its engagement. In addition, the Company has also agreed to indemnify Broadview against certain liabilities and expenses arising out of its engagement.

   Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   No transactions in shares of Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge after a review of Form 4 filings, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

 The Company Rights Agreement.

   Each Company Right issued pursuant to the Company Rights Agreement entitles the registered holder thereof to purchase one one-hundredth of a share of Preferred Stock at an exercise price of $75.00 per share, subject to adjustment. Until the earlier of (a) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Stock or (b) the close of business on the tenth business day after the day that a tender offer or exchange offer is first published, sent or given to stockholders if, upon consummation of the tender or exchange offer, that person would be an Acquiring Person (the later of such dates being the "Distribution Date"), the Company Rights will be evidenced by the certificates for the Common Stock, and not by separate certificates. After the Distribution Date, each holder of Company Rights (other than the Acquiring Person) will thereafter have the right to receive, in lieu of shares of Preferred Stock, such number of shares of Common Stock as shall equal the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a Preferred Share for which a Company Right was exercisable immediately prior to the first occurrence of any such event, and dividing that product by 50% of the current market price per share of the Common Stock. The Company Rights may be redeemed at a price of $.01 per Company Right at any time prior to a person becoming an Acquiring Person.

   The Company and The First National Bank of Boston, as rights agent under the Company Rights Agreement, amended the Company Rights Agreement as of November 9, 2000 to provide, among other things, that (i) 3M and its affiliates will not be considered an Acquiring Person under the Company Rights Agreement by reason of the consummation of the transactions contemplated by the Merger Agreement, the Shareholders Agreement or the Option Agreement and (ii) a Stock Acquisition Date, Triggering Event or Distribution Date, as those terms are defined in the Company Rights Agreement, shall not be deemed to have occurred by reason of the consummation of the transactions contemplated by the Merger Agreement, the Shareholders Agreement or the Option Agreement.

   Section 14(f) Information Statement. The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by 3M, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's shareholders.

   In addition, the information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

   The following Exhibits are filed herewith:

--------------------------------------------------------------------------------

 Exhibit No. Description
-------------------------------------------------------------------------------
 (a)(1)      Letter to Shareholders of the Company, dated November 20, 2000.
-------------------------------------------------------------------------------
 (a)(2)      Opinion of Broadview International LLC, dated November 13, 2000
             (included as Annex A to this Schedule 14D-9).
-------------------------------------------------------------------------------
 (a)(3)      Joint Press Release issued by 3M and the Company on November 13,
             2000 (incorporated by reference to the Schedule 14D-9 filed by the
             Company on November 13, 2000).
-------------------------------------------------------------------------------
 (a)(4)      The Introduction and Section 13 of the Offer to Purchase dated
             November 17, 2000 (incorporated by reference to Exhibit (a)(1)(A)
             of the Schedule TO filed by 3M and the Purchaser on November 17,
             2000).
-------------------------------------------------------------------------------
 (e)(1)      Agreement and Plan of Merger, dated as of November 13, 2000, among
             3M the Purchaser and the Company (incorporated by reference to
             Exhibit (d)(1) of the Schedule TO filed by 3M and the Purchaser on
             November 17, 2000).
-------------------------------------------------------------------------------
 (e)(2)      Confidential Disclosure Agreement, dated as of September 27, 2000, among the Company and 3M.
-------------------------------------------------------------------------------
 (e)(3)      Shareholders Agreement, dated as of November 13, 2000, among 3M, the Purchaser and the parties identified on Schedule A thereto
             (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by 3M and the Purchaser on November 17, 2000).
-------------------------------------------------------------------------------
 (e)(4)      Stock Option Agreement, dated as of November 13, 2000, between the
             Company and 3M (incorporated by reference to Exhibit (d)(4) of the
             Schedule TO filed by 3M and the Purchaser on November 17, 2000).
-------------------------------------------------------------------------------
 (e)(5)      The Information Statement of the Company, dated November 20, 2000
             (included as Annex B to this Schedule 14D-9).
-------------------------------------------------------------------------------

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                          MICROTOUCH SYSTEMS, INC.

                                          By: /s/ D. Westervelt Davis

                                          Name:D. Westervelt Davis
                                          Title:Chief Executive Officer and
                                           President

Dated: November 20, 2000

                                    ANNEX A

                                                               November 13, 2000

                                                                    CONFIDENTIAL


Board of Directors
MicroTouch Systems, Inc.
300 Griffin Brook Park Drive
Methuen, MA 01844

Dear Members of the Board:

We understand that MicroTouch Systems, Inc. ("MicroTouch" or the "Company"), Minnesota Mining and Manufacturing Company ("3M" or the "Parent") and Equinox Acquisition, Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Parent will cause Merger Sub to make a tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock of MicroTouch (the "Company Common Shares") at a price per share of $21.00 (the "Offer Price") in cash, and subsequently merge with and into MicroTouch (the "Merger"). Pursuant to the Merger, each issued and outstanding Common Share not acquired in the Offer will be converted into the right to receive the highest per share cash consideration paid pursuant to the Offer. The terms and conditions of the above described Offer and Merger (together, the "Transaction") are more fully detailed in the Agreement.

You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to MicroTouch shareholders.

Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to MicroTouch's Board of Directors and will receive a fee from MicroTouch upon the successful conclusion of the Transaction.

In rendering our opinion, we have, among other things:

1.) reviewed the terms of the Agreement in the form of the draft dated November
    9, 2000 furnished to us by 3M's legal counsel on November 9, 2000 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed, except that, we have assumed with your permission, that the Offer Price is as defined above);

2.) reviewed MicroTouch's annual report on Form 10-K for the fiscal year ended
    December 31, 1999, including the audited financial statements included therein, and MicroTouch's quarterly report on Form 10-Q for the quarter ended September 30, 2000, including the unaudited financial statements included therein;

3.) reviewed certain internal financial and operating information relating to MicroTouch, including quarterly projections through December 31, 2001 and annual projections through December 31, 2002, prepared and furnished to us by MicroTouch management;

4.) participated in discussions with MicroTouch management concerning the operations, business strategy, current financial performance and prospects for MicroTouch;

5.) discussed with MicroTouch management its view of the strategic rationale for the Transaction;

6.) reviewed the recent reported closing prices and trading activity for Company Common Shares;

7.) compared certain aspects of the financial performance of MicroTouch with public companies we deemed comparable;

8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

9.) assisted in negotiations and discussions related to the Transaction among MicroTouch, 3M and their respective financial and legal advisors; and

10.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by MicroTouch. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared, and reflected the best available estimates and good faith judgments of the management of MicroTouch as to the future performance of MicroTouch. We have neither made nor obtained an independent appraisal or valuation of any of MicroTouch's assets.

Based upon and subject to the foregoing, we are of the opinion that the Offer Price is fair, from a financial point of view, to MicroTouch shareholders.

For purposes of this opinion, we have assumed that MicroTouch is not currently involved in any material transaction other than the Transaction, other publicly announced transactions, and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of MicroTouch in connection with its consideration of the Transaction and does not constitute a recommendation to any MicroTouch shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Solicitation/Recommendation Statement on
Schedule 14D-9 and, if required, the Proxy Statement, in each case to be distributed to MicroTouch shareholders in connection with the Transaction.

                                          Sincerely,

                                          /s/ Broadview International LLC

                                          Broadview International LLC

                                    ANNEX B

                            MICROTOUCH SYSTEMS, INC.
                          300 Griffin Brook Park Drive
                          Methuen, Massachusetts 01844

 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about November 21, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of MicroTouch Systems, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Minnesota Mining and Manufacturing Company ("3M"), a corporation formed under the laws of the State of Delaware, to a majority of seats on the Board of Directors (the "Board of Directors") of the Company.

   On November 13, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with 3M and Equinox Acquisition, Inc. (the "Purchaser"), a corporation formed under the laws of The Commonwealth of Massachusetts and a wholly-owned subsidiary of 3M, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of the common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated share purchase rights (the "Company Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of January 19, 1996, as amended from time to time, at a price per Share of $21.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated November 17, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser and 3M with the Securities and Exchange Commission (the "Commission") on November 17, 2000.

   The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Massachusetts Business Corporation Law (the "MBCL"), the Purchaser will be merged with the Company (the "Merger"). Following consummation of the Merger, the Merger Agreement provides that the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of 3M. At the effective time (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by 3M, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by shareholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Sections 86 through 98 of the MBCL) will be converted into the right to receive $21.00 in cash or any greater amount per Share paid pursuant to the Offer.

   The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Commission on November 17, 2000 and which is being mailed to shareholders of the Company along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to 3M, the Purchaser or the 3M Designees (as defined herein) has been provided by 3M. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Merger Agreement, the Purchaser commenced the Offer on November 17, 2000. The Offer is currently scheduled to expire at 12:00 midnight, Boston time, on January 3, 2001, unless the Purchaser extends it.

                                    GENERAL

   The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. Holders of Common Stock are entitled to cast one vote per share on matters presented for a vote at such meetings. As of November 10, 2000, there were 6,491,823 shares of Common Stock outstanding, of which 3M and the Purchaser own no shares as of the date hereof.

                 RIGHTS TO DESIGNATE DIRECTORS AND 3M DESIGNEES

   The Merger Agreement provides that, promptly upon the satisfaction of the Minimum Tender Condition (as defined below) and the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser will be entitled to designate a number of the members (the "3M Designees") of the Board of Directors equal to that number of directors, rounded down to the nearest whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) a fraction, the numerator of which is the number of shares of Common Stock accepted for payment and paid for by the Purchaser and the denominator of which is the number of shares of Common Stock outstanding at the time of the Purchaser's acceptance for payment of tendered shares of Common Stock by the Purchaser.

   The "Minimum Tender Condition" will be satisfied if there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock, together with shares of Common Stock owned by 3M or Purchaser, if any, which would represent at least a majority of the outstanding shares of Common Stock (determined on a fully diluted basis for all outstanding stock options, convertible securities and any other rights to acquire Common Stock on the date of purchase).

   Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or representatives of any affiliates of the Company.

   The 3M Designees will be selected by 3M from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the 3M Designees currently is a director of, or holds any positions with, the Company. 3M has advised the Company that, to the best of 3M's knowledge, except as set forth below, none of the 3M Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between 3M and the Company that have been described in the Schedule TO or the Schedule 14D-9.

   The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as 3M Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is 3M Center, St. Paul, Minnesota 55144.

Name, Age, Principal Occupation and Employment History

   Ronald A. Weber Age: 58; Mr. Weber has been Executive Vice President, Transportation, Graphics and Safety Markets of 3M since May 2000. Mr. Weber previously held the following positions at 3M: Division Vice President, Automotive Division from August 1996 until May 2000; and Division Vice President, Automotive Engineered Systems from April 1995 until August 1996.

   Andrew H. Wong Age: 50; Mr. Wong has been Division Vice President, Optical Systems Division, of 3M since October 1999. Mr. Wong previously held the following positions at 3M: General Manager, Optical Systems Division, from March 1998 until October 1999; Business Department Manager, Optical Systems, Safety and Security Systems Division, from 1996 until March 1998; and Business Project Manager, Optical Systems, Safety and Security Systems Division, from 1994 until 1996.

   Peggy Kubicz Hall Age: 45; Ms. Hall has been Senior Counsel of 3M since 1999, and was Counsel of 3M from 1995 until 1999.

                                STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

   Except as set forth below, no person or group, to the knowledge of the Company, owns five percent or more of the Common Stock.

   The following table sets forth information as of October 31, 2000 with respect to the amount of the Company's Common Stock held by each director, Named Executive Officer (as defined below), and all directors and executive officers as a group. Information is given as of September 30, 2000 for each holder of 5% or more of the Company's Common Stock, with the exception of Cardinal Investment Company, Inc., for which information is given as of October 11, 2000. In each case, the beneficial owner of the shares shown has sole voting and sole investment power:

                                                       Common Shares Percentage
Name and Address (1)                                       Owned       Owned
--------------------                                   ------------- ----------
Lord, Abbett & Co.....................................    961,640       14.8%
 90 Hudson Street
 Jersey City, NJ 07302
State of Wisconsin Investment Board...................    650,000       10.0%
 P.O. Box 7842
 Madison, WI 53707
Dimensional Fund Advisors Inc.........................    564,200        8.7%
 1299 Ocean Avenue
 Santa Monica, CA 90401
Cardinal Investment Company, Inc......................    460,300        7.1%
 500 Crescent Court, Suite 250
 Dallas, Texas 75201
James D. Logan (2)....................................    162,598        2.5%
Peter Brumme (3)......................................     10,000        0.2%
D. Westervelt Davis (4)...............................    229,500        3.4%
Frank Manning (5).....................................     36,000        0.6%
Edward J. Stewart, III (6)............................     43,000        0.7%
Geoffrey P. Clear (7).................................    101,812        1.5%
Janet M. Muto (8).....................................          0        0.0%
Robert J. Senior (9)..................................     56,700        0.9%
Jeffrey E. Shaw (10)..................................          0        0.0%
Directors and Current Executive Officers as a group...    717,876       10.2%
 (11 individuals; includes options to acquire 554,718
  shares which are exercisable within 60 days of
  10/31/00)

--------
(1) The address for all officers and directors of the Company is c/o MicroTouch Systems, Inc., 300 Griffin Brook Park Drive, Methuen, Massachusetts 01844.

(2) Consists of 120,598 shares owned directly by Mr. Logan and options to acquire 42,000 shares that are exercisable within 60 days of 10/31/00.
(3) Consists of options to acquire 10,000 shares that are exercisable within 60 days of 10/31/00.
(4) Consists of 12,000 shares owned directly by Mr. Davis and options to acquire 217,500 shares that are exercisable within 60 days of 10/31/00.
(5) Consists of options to acquire 36,000 shares that are exercisable within 60 days of 10/31/00.
(6) Consists of 22,000 shares owned directly by Mr. Stewart and options to acquire 21,000 shares that are exercisable within 60 days of 10/31/00. Mr. Stewart disclaims beneficial ownership of an additional 9,000 shares owned by family members.
(7) Consists of 5,222 shares owned directly by Mr. Clear and options to acquire 96,590 shares that are exercisable within 60 days of 10/31/00.
(8) Ms. Muto resigned as an officer of the Company as of April 25, 2000.
(9) Consists of options to acquire 56,700 shares that are exercisable within 60 days of 10/31/00.
(10) Mr. Shaw resigned as an officer of the Company as of June 9, 2000.

                               BOARD OF DIRECTORS

Terms of Directors

   The board of directors is divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three-year terms.

Directors and Executive Officers

   The directors and executive officers of the Company are as follows:

   James D. Logan Age: 47; Mr. Logan founded MicroTouch in 1983. He has served as Chairman of the Board (Class III Director) since April 1992. In April 1996, he stepped down as President and Chief Executive Officer, roles he had held since 1983 and 1992, respectively, to pursue other business interests and is currently the Chief Executive Officer and President of Gotuit Media, Inc., a privately held high technology company. Mr. Logan continues to serve as the Company's Chairman of the Board. Mr. Logan received an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College, where he was an Edward Tuck Scholar, and a B.A. from Hamilton College.

   D. Westervelt Davis Age: 52; Since April 1996, Mr. Davis has served as President and Chief Executive Officer of the Company and has been a director of the Company (Class I) since 1991. Previously, Mr. Davis was the President of Lasertron, a Division of Oak Industries, a manufacturer of semiconductor components for fiber optic communications, from November 1994 to March 1996. From April 1992 to November 1994, Mr. Davis was a principal with Rand Griffin, a strategy consulting firm. Mr. Davis received an M.B.A. from the Harvard Graduate School of Business Administration and a B.S.E. from Princeton University.

   Edward J. Stewart, III Age: 54; Mr. Stewart has been a director of the Company (Class II) since 1983. Mr. Stewart is a retired partner of Kestrel Venture Management. From 1983 to 1999, Mr. Stewart was the General Partner of Kestrel Venture Management, a venture capital firm, and its predecessor, and a series of affiliated venture capital partnerships. Mr. Stewart is a director of nine privately held companies. Mr. Stewart received an M.B.A. from the Harvard Graduate School of Business Administration and a B.S. from Yale University.

   Frank Manning Age: 51; Mr. Manning has been a director of the Company (Class
I) since 1993. He is President, Chief Executive Officer and Chairman of the Board, and a co-founder of Zoom Telephonics, Inc., a publicly held manufacturer of analog and broadband modems, wireless local area network products, and other data communication products. In 1998, Mr. Manning became a director of Massachusetts Technology Development Corporation, which invests in seed and early-stage technology companies in Massachusetts. Mr. Manning received his B.S., M.S., and Ph.D. in Electrical Engineering from the Massachusetts Institute of Technology, where he was a National Science Foundation fellow.

   Peter Brumme Age: 50; Mr. Brumme has been a director of the Company (Class
III) since 1998. Since January 2000, Mr. Brumme has served as Vice President of Marketing & Business Development of SilverStream Software, Inc., a producer of Internet application development software. During 1999, he served as Executive Vice President of Sales & Marketing and in 1998 and 1997 as Chief Operating Officer of SilverStream. From March 1993 to December 1996, Mr. Brumme served as Senior Vice President of Sales & Marketing and Chief Operating Officer of Watermark Software, Inc., a provider of Windows-based imaging software acquired by FileNet Corporation. Mr. Brumme also serves as an advisor to several venture capital firms. Mr. Brumme received a Master of Science in Operations Research from Cornell University and a B.S. in Applied Mathematics from MIT.

   Robert J. Senior Age: 44; Mr. Senior has been Vice President and General Manager--European Operations since January 1995. Before that, he was Vice President--Sales from March 1993 until December 1994. He was General Manager of the Company's U.K. subsidiary from January 1991 until March 1993. Mr. Senior received a B. Ed. in Physics from Exeter University.

   Barry Waxman Age: 46; Mr. Waxman has been Vice President Worldwide Sales since November 1999. Previously he was Vice President Worldwide Sales and Marketing for Pixel Magic, a wholly owned subsidiary of Oak Technology, a manufacturer of high performance image processing semiconductors and systems. Prior to that, he was Vice President--Sales at Mylex Corporation, a publicly held manufacturer of RAID controllers and subsystems. Mr. Waxman holds a B.Sc. degree in Electronics and Electrical Engineering from Paisley College of Technology, Scotland & King's College, London.

   Geoffrey P. Clear Age: 50; Mr. Clear has been Vice President--Finance & Administration, Chief Financial Officer and Treasurer of the Company since February 1992. Mr. Clear is a Certified Public Accountant and a member of the Financial Executives Institute. Mr. Clear received an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College, where he was an Edward Tuck Scholar, and a B.A. from Dartmouth College.

   Robert Becker Age: 40; Mr. Becker has been Vice President--Engineering since July 1998. Previously he was Vice President-Engineering at PictureTel Corporation where he was responsible for the videoconferencing company's Client Products and Peripherals. Earlier positions at PictureTel included Engineering Group Products Director and several Program Management positions. Mr. Becker has 10 patents to his credit for work in computer architectures. Mr. Becker received a B.S. degree in Computer Science from the University of Connecticut and a B.A. degree in Liberal Arts from Fairfield University.

   James Ragonese Age: 47; Mr. Ragonese has been Vice President--Business Development and Product Management since September 2000. Previously he was Director of Worldwide Business Development from January 2000 to August 2000. From July 1996 to December 1999 he held other director level positions including Director of US Vertical Marketing and Director of Sales, Worldwide Gaming, Australia and Asia Pacific. Mr. Ragonese has a B.S. degree in Psychology from Assumption College and a M.B.A. in Marketing and Finance from Northeastern University.

   James Ellis Age: 39; Mr. Ellis has been Vice President--Customer Satisfaction and Quality since January 2000. From August 1998 to December 1999 he held other director level positions including Director of Quality and Director of Customer Satisfaction and Quality. Prior to that he held various director level positions at C&M Corporation, a wire and cable assembly manufacturer, from 1995 to 1998. Mr. Ellis has a B.S. degree in Industrial Engineering from the University of Massachusetts--Amherst and a M.B.A. in Business Economics from Bentley College.

Director Liability

   The Company's restated articles of organization, as amended, provide that directors will not be liable for monetary damages for breach of fiduciary duty except in the case of breaches of the director's duty of loyalty, acts or omissions taken in bad faith or involving intentional misconduct or knowing violations of law, improper distributions to shareholders or loans to officers or directors or transactions from which a director derived an improper personal benefit.

   The Company maintains a director's and officer's liability insurance policy on behalf of its directors and officers.

Indemnification of Directors and Officers

   The Company's by-laws require the Company to indemnify its officers, directors, employees and agents against all liabilities and expenses they may incur on account of all actions threatened or brought against them by reason of their services to the Company. No indemnification is provided for any person with respect to any matter as to which such person has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the Company's best interests.

Director Compensation

   For serving the Company as directors, directors receive a fee of $1,000 for each board and $750 for each committee meeting attended. Additionally, upon election to the Board of Directors, each new non-employee director shall receive options to purchase 10,000 shares of Common Stock. Immediately following the Annual Shareholders' Meeting each year, each non-employee director shall automatically receive options to purchase 5,000 shares of Common Stock. The options have a term of 5 years and are priced at the last sale price of the Company's Common Stock for the day previous to the date of the grant.

Meetings of the Board of Directors in 1999

   Six meetings of the Board of Directors were held during 1999. The Board has three committees: Compensation, which met once during 1999; Audit, which met twice during 1999; and Nominating, which did not meet in 1999. Each incumbent director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board on which he served during 1999.

Board Committees of the Board of Directors

   Audit Committee. The Audit Committee, which currently consists of Messrs. Stewart and Manning, nominates the Company's independent auditing firm, reviews the scope of the audit and approves in advance reviews by the independent auditors, their activities and recommendations regarding internal control, and meets with the independent auditors and management, each of whom had direct and open access to the Audit Committee.

   Compensation Committee. The Compensation Committee, which currently consists of Messrs. Brumme and Stewart, determines the compensation of officers other than employee directors (as to whom the Committee makes recommendations to the Board of Directors which then determines their compensation).

   Nominating Committee. The Nominating Committee, which currently consists of Messrs. Manning and Logan, nominates persons to serve as members of the Company's Board of Directors, recommends directors to serve on the various Board Committees and recommends a successor to the chief executive officer whenever a vacancy occurs for any reason. The Nominating Committee does not consider for nomination to the Board of Directors candidates suggested by the stockholders.

Compensation Committee Interlocks and Insider Participation

   Messrs. Brumme and Stewart, each an outside director, are the members of the Company's Compensation Committee. In 1997 Mr. Brumme served as a consultant to the Company. Neither member of the Compensation

Committee has at any time been an officer or employee of the Company or any of its subsidiaries. No executive officer of the Company served as a member of the compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Company's Board of Directors or Compensation Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

   The Company's executive officers and directors are required, under Section 16(a) of the Securities Exchange Act of 1934, as amended, to file reports of ownership and changes in ownership of securities of the Company with the Securities and Exchange Commission. Copies of those reports must also be furnished to the Company.

   Based solely on a review of (i) Forms 3, 4 and 5 relating to the fiscal year ended December 31, 1999, and amendments thereto, furnished to the Company, and
(ii) written representations that no Form 5 was required, the Company believes that, during 1999, the executive officers and directors of the Company complied with all applicable Section 16(a) filing requirements, except as follows: Mr. Waxman inadvertently failed to file a Form 3 upon his employment as an officer of the Company but included the required information in a timely filed Form 5; Messrs. Davis, Fisher and Logan each inadvertently failed to file one Form 4 covering one, two and five transactions, respectively, but included such transactions in timely filed Forms 5; Joel Blenner, a former officer of the Company, inadvertently failed to file three Forms 4 covering 22 transactions, but included such transactions in a timely filed Form 5; and Mr. Senior inadvertently failed to file three Forms 4 covering eight transactions, but included such transactions in a late-filed amended Form 5.

                             EXECUTIVE COMPENSATION

   The following table shows, for the fiscal years indicated, the annual compensation paid by the Company, together with long-term and other compensation, for the Chief Executive Officer and the next four most highly compensated executive officers in 1999 (the "Named Executive Officers") of the Company.

SUMMARY COMPENSATION TABLE

                                                  Compensation
                                                     Awards
                                                  ------------
                                     Annual
                                  Compensation     Securities
                                -----------------  Underlying
                           Year  Salary  Bonus(1)   Options
                           ---- -------- -------- ------------
D. Westervelt Davis....... 1999 $233,077      --     50,000
  President, Chief
   Executive Officer and   1998 $207,692 $100,000    50,000
  Director                 1997 $200,000      --     50,000
Janet Muto................ 1999 $192,061      --      8,000
  Vice President--
   Marketing (2)           1998 $163,558 $ 57,500     8,000
                           1997 $107,221 $ 65,000    50,000
Robert J. Senior.......... 1999 $170,489      --      8,000
  Vice President & General
   Manager--               1998 $154,340 $116,170    23,000
  European Operations      1997 $152,137 $107,941     8,000
Jeffrey E. Shaw........... 1999 $166,539      --      8,000
  Vice President--Quality
   and Operations (3)      1998 $155,769 $ 53,500    17,000
                           1997 $135,577 $ 55,000    45,000
Geoffrey P. Clear......... 1999 $160,000      --      8,000
  Vice President--Finance
   & Administration,       1998 $161,923 $ 53,500    25,000
  Chief Financial Officer
   & Treasurer             1997 $138,308 $ 54,000     8,000

--------
(1) Reflects amounts awarded for performance in the respective fiscal year, even though the compensation may not have actually been paid until a later date.

(2) Ms. Muto became Vice President--Marketing in April 1997. She resigned as an officer of the Company as of April 25, 2000.
(3) Mr. Shaw became Vice President--Quality and Operations in January 1997. He resigned as an officer of the Company as of June 9, 2000.

OPTION GRANTS IN LAST FISCAL YEAR

   The following table contains information concerning the grant of stock options to the Company's Named Executive Officers during the last completed fiscal year.

                                         Percentage
                              Number of   of Total
                              Securities  Options                        Grant
                              Underlying Granted to                       Date
                               Options   Employees  Exercise Expiration Present
Name                          Granted(1)  in 1999    Price      Date    Value(2)
----                          ---------- ---------- -------- ---------- --------
D. Westervelt Davis..........   50,000      13.0%    $12.81  4/14/2004  $373,000
Janet Muto...................    8,000       2.1%    $12.81  4/14/2004  $ 60,000
Robert J. Senior.............    8,000       2.1%    $12.81  4/14/2004  $ 60,000
Jeffrey E. Shaw..............    8,000       2.1%    $12.81  4/14/2004  $ 60,000
Geoffrey P. Clear............    8,000       2.1%    $12.81  4/14/2004  $ 60,000

--------
(1) Options granted become exercisable in variable installments over 3 years.
(2) Based on the Black-Scholes option pricing model adapted for use in valuing stock options. The actual value, if any, that an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised and there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The estimated values under that model are based on arbitrary assumptions (as required by the Black-Scholes methodology) as to variables such as interest rates (a weighted average of 5.1%) and stock price volatility (.64). Amounts indicated are not intended to be a forecast of possible future appreciation, if any, in the price of the Company's Common Stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END
OPTION VALUES

   The following table sets forth information with respect to the Named Executive Officers' option exercises during the last completed fiscal year and unexercised options held as of the end of the last completed fiscal year.

                                             Number of Securities      Value of Unexercised
                                            Underlying Unexercised     In-the-Money Options at
                                           Options Held at 12/31/99          12/31/99(1)
                                           ------------------------- -------------------------
                          Shares
                         Acquired
                            on     Value
Name                     Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
----                     -------- -------- ----------- ------------- ----------- -------------
D. Westervelt Davis.....  5,000   $63,750    167,500      200,000     $ 96,563          0
Janet Muto..............      0         0     27,000       39,000            0          0
Robert J. Senior........      0         0     44,750       30,250     $187,938          0
Jeffrey E. Shaw.........      0         0     26,250       43,750            0          0
Geoffrey P. Clear.......      0         0     84,029       31,971     $647,625          0

--------
(1) Based on the difference between the closing price of the Company's Common Stock as reported on the Nasdaq Stock Market as of 12/31/99 ($12.63) and the exercise price of the respective options. Dollar values are rounded to the nearest thousand.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   On September 25, 1997, Mr. Peter Brumme, a Class III Director of the Company, received an option to purchase 5,000 shares of Common Stock as consideration for consulting services. The option exercise price was $26.50 per share and the option by its terms vests in its entirety on September 25, 2003. However, pursuant to the Merger Agreement, this option will fully vest when the Minimum Tender Condition is satisfied.